OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD REPORTS RED HILL 2007 DRILL RESULTS

AND 2008 DRILL PROGRAM

Vancouver, BC, Canada – June 26, 2008 - Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to report 2007 drill results and 2008 exploration plans for the Red Hill project in Eureka County, Nevada.  In late 2007 Barrick Gold Exploration Inc. (“Barrick”), Miranda’s exploration funding partner, completed 11,765 ft (3,587 m) of reverse-circulation drilling in six vertical holes expending a total of US$389,000.

Two of the six holes (BRH-016 and BRH-021) were completed offsetting BRH-013, which in 2006 intercepted 45 ft 0.237 oz Au/t from 1,920 to 1,965 ft (13.7 m of 8.105 g Au/t from 585 to 599 m). Two drill holes (BRH-017 and BRH-017A) ended prematurely in limestone voids before testing their intended targets and the final two holes (BRH-023 and BRH-024) tested gravity gradients and projected splays of the Long fault at the east side of the property.  Drill results are summarized below and are based on a 0.010 oz Au/t (0.343 g Au/t) cutoff with "no significant assays" reported as anything less than 0.010 oz Au/t.

Hole Number

Interval (ft)

Length (ft)

Grade (oz Au/t)

Length (m)

Grade (g Au/t)

BRH-016

No Significant Assays

BRH-017

No Significant Assays

BRH-017A

No Significant Assays

BRH-021

1,830-1,835

5

0.023

1.5

0.789

2,125-2,135

          10

0.081

3.1

2.776

Includes

2,125-2,130

5

0.135

1.5

4.640

2,490-2,495

5

0.033

1.5

1.140

BRH-023

1,070-1,075

5

0.014

1.5

0.470

1,115-1,120

5

0.012

1.5

0.408

1,175-1,185

          10

0.013

3.1

0.435

BRH-024

      960-970

          10

0.013

1.5

0.462

1,100-1,105

5

0.027

1.5

0.915

1,210-1,215

5

0.013

1.5

0.441

BRH-016 was drilled 650 ft (200 m) north of BRH-013.  The hole intersected two vertically-extensive zones of hydrothermal alteration in lower-plate limestone: a) variably decalcified, oxidized and carbon-bearing Devils Gate limestone from 1,360 to 1,785 ft (414 to 544m) and b) carbon-clay altered Denay limestone with igneous dikes from 2,115 to 2,265 ft (645 to 690m).  Significant gold was not intersected.

BRH-021 was drilled 720 ft (220 m) northwest of BRH-013, along strike of a prominent geophysical resistivity anomaly that guided the placement of BRH-013.  The hole intersected two intervals of variably decalcified, silicified and weakly oxidized lower-plate limestone at 1,100 to 1,470 ft (335 to 448 m) and 1,810 to 2,135 ft (551 to 651 m).  Sulfidized igneous dikes, similar to those intersected in the BRH-013 gold-bearing interval, were intersected from 1,810 to 1,860 ft (552 to 567m).  Fault-controlled gold mineralization (10 ft of 0.081 oz Au/t; 3.1m of 2.776 g Au/t), hosted in decalcified and clay altered Denay limestone, a characteristic of Carlin-type systems, was intersected from 2,125 to 2,135 ft (648 to 651m).

On the east side of the property two drill holes (BRH-023 and BRH-024) tested pediment-covered targets outboard from a series of historic antimony prospects.  The holes were located based on three criteria: 1) prospect pits along the rangefront exposing strong decalcification, silicification, antimony mineralization and anomalous gold mineralization in lower-plate limestone; 2) gravity data that identified structural features beneath shallow pediment cover, and 3) projected splays of the Long fault.  Both holes intersected similar geology: a thin veneer of alluvium, upper plate siliciclastic rocks and a fault that removed the targeted limestone.  Anomalous gold was restricted to 5 to 10 ft (1.5 to 3.1 m) zones.

A detailed exploration summary map depicting the placement of these drill holes can be viewed at http://www.mirandagold.com/s/Image.asp?i=photos/Red_Hill_Fig6_2008.jpg&id=309218.

All drill samples were collected with a reverse circulation drill using 5 ft (1.5 m) sample intervals.  Samples were assayed by SGS Minerals Services of Toronto, Ontario Canada. Gold results were determined using standard fire assay techniques on 30-g samples with an atomic absorption finish. Barrick’s QA/QC included the insertion of numerous standards and blanks.  QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.  The delivery of drill assays to Miranda by Barrick was delayed due to the QC on standards inserted into the sample stream by Barrick.  To resolve the QC issues, select drill sample intervals and standards were re-assayed. Re-assays provided acceptable results for the standards and a higher-level of confidence on the drill-hole sample results.

Barrick intends to drill two holes at Red Hill in 2008.  Miranda is pleased that Barrick is committed to aggressively exploring the Cortez Trend, which includes Miranda’s Red Hill project. The program is designed to better understand the gold system that was discovered in 2006 in hole BRH-013 and will continue to evaluate the associated geophysical anomaly. The anomaly coincides with a west-northwest to north-south striking bedrock high, a gravity gradient low, and a swarm of igneous dikes.  From BRH-013, the proposed holes are approximately 1,000 ft (305 m) to the southeast and 2,450 ft (750 m) to the west.  Drilling, envisioned for the summer of 2008, is subject to BLM permit approval and the availability of a qualified drill contractor.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

To obtain further information on the Red Hill project and all exploration work done on the property visit http://www.mirandagold.com/s/Redhill.asp.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, CMQ Resources Inc. and Newcrest Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.